UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Austerlitz Acquisition Corporation II

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

G0633U101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0633U101	Schedule 13G

1	NAME OF REPORTING PERSON Austerlitz Acquisition Sponsor, LP II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 59,142,856 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 59,142,856 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,142,856 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.0%(4)
12	TYPE OF REPORTING PERSON PN

(1)

The securities are held directly by Austerlitz Acquisition Sponsor LP, II (the “Austerlitz Sponsor II”) and indirectly by (i) Trasimene Capital AU, LP II, the sole general partner of the Austerlitz Sponsor (the “Austerlitz GP II”), (ii) Trasimene Capital AU, Corp. II, the sole general partner of Austerlitz GP II (“Trasimene AU Corp. II”), and (iii) William P. Foley, II, the sole shareholder of Trasimene AU Corp. II As a result, Austerlitz Sponsor II, the Austerlitz GP II, Trasimene AU Corp. II and Mr. Foley may be deemed to have or share beneficial ownership of the securities held directly by the Austerlitz Sponsor II. Each of the Austerlitz GP, Trasimene AU Corp. and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein, if any.

(2)

The Austerlitz Sponsor II directly owns 29,571,428 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) and 29,571,428 shares of Class C Common Stock, par value $0.0001 per share (“Class C Common Stock”) of Austerlitz Acquisition Corporation I (the “Issuer”), each of which are convertible into shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of the Issuer, as described under the heading “Description of Securities—Founder Shares and Alignment Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-252933) (the “Registration Statement”).

(3)

Based on 197,142,856 outstanding shares of Class A Common Stock of the Issuer consisting of (i) 138,000,000 shares of Class A Common Stock outstanding as of January 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q/A filed with the U.S. Securities and Exchange Commission (“SEC”) on January 10, 2022, and (ii) 59,142,856 shares of Class A Common Stock acquirable by the Austerlitz Sponsor II upon the conversion of 29,571,428 shares of Class B Common Stock and 29,571,428 shares of Class C Common Stock.

CUSIP No. G0633U101	Schedule 13G

1	NAME OF REPORTING PERSON Trasimene Capital AU, LP II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 59,142,856 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 59,142,856 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,142,856 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.0%(4)
12	TYPE OF REPORTING PERSON PN

(1)

The securities are held directly by Austerlitz Sponsor II and indirectly by (i) Austerlitz GP II, (ii) Trasimene AU Corp. II, and (iii) William P. Foley, II, the sole shareholder of Trasimene AU Corp. II. As a result, Austerlitz Sponsor II, the Austerlitz GP II, and Mr. Foley may be deemed to have or share beneficial ownership of the securities held directly by the Austerlitz Sponsor II. Each of the Austerlitz GP, Trasimene AU Corp. and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein, if any.

(2)

The Austerlitz Sponsor II directly owns 29,571,428 shares of Class B Common Stock and 29,571,428 shares of Class C Common Stock of the Issuer, each of which are convertible into shares of Class A Common Stock of the Issuer, as described under the heading “Description of Securities—Founder Shares and Alignment Shares” in the Issuer’s Registration Statement.

(3)

Based on 197,142,856 outstanding shares of Class A Common Stock of the Issuer consisting of (i) 138,000,000 shares of Class A Common Stock outstanding as of January 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q/A filed with the SEC on January 10, 2022, and (ii) 59,142,856 shares of Class A Common Stock acquirable by the Austerlitz Sponsor II upon the conversion of 29,571,428 shares of Class B Common Stock and 29,571,428 shares of Class C Common Stock.

CUSIP No. G0633U101	Schedule 13G

1	NAME OF REPORTING PERSON Trasimene Capital AU Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 59,142,856 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 59,142,856 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,142,856 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.0%(4)
12	TYPE OF REPORTING PERSON CO

(1)

The securities are held directly by Austerlitz Sponsor II and indirectly by (i) Austerlitz GP II, (ii) Trasimene Capital AU, Trasimene AU Corp. II, and (iii) William P. Foley, II, the sole shareholder of Trasimene AU Corp. II As a result, Austerlitz Sponsor II, the Austerlitz GP II, Trasimene AU Corp. II and Mr. Foley may be deemed to have or share beneficial ownership of the securities held directly by the Austerlitz Sponsor II. Each of the Austerlitz GP, Trasimene AU Corp. and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein, if any.

(2)

The Austerlitz Sponsor II directly owns 29,571,428 shares of Class B Common Stock and 29,571,428 shares of Class C Common Stock of the Issuer, each of which are convertible into shares of Class A Common Stock of the Issuer, as described under the heading “Description of Securities—Founder Shares and Alignment Shares” in the Issuer’s Registration Statement.

(3)

Based on 197,142,856 outstanding shares of Class A Common Stock of the Issuer consisting of (i) 138,000,000 shares of Class A Common Stock outstanding as of January 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q/A filed with the SEC on January 10, 2022, and (ii) 59,142,856 shares of Class A Common Stock acquirable by the Austerlitz Sponsor II upon the conversion of 29,571,428 shares of Class B Common Stock and 29,571,428 shares of Class C Common Stock.

CUSIP No. G0633U101	Schedule 13G

1	NAME OF REPORTING PERSON William P. Foley, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 59,142,856 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 59,142,856 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,142,856 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.0%(4)
12	TYPE OF REPORTING PERSON IN

(1)

The securities are held directly by Austerlitz Sponsor II and indirectly by (i) Austerlitz GP II, (ii) Trasimene Capital AU, Trasimene AU Corp. II, and (iii) William P. Foley, II, the sole shareholder of Trasimene AU Corp. II As a result, Austerlitz Sponsor II, the Austerlitz GP II, Trasimene AU Corp. II and Mr. Foley may be deemed to have or share beneficial ownership of the securities held directly by the Austerlitz Sponsor II. Each of the Austerlitz GP, Trasimene AU Corp. and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein, if any.

(2)

The Austerlitz Sponsor II directly owns 29,571,428 shares of Class B Common Stock and 29,571,428 shares of Class C Common Stock of the Issuer, each of which are convertible into shares of Class A Common Stock of the Issuer, as described under the heading “Description of Securities—Founder Shares and Alignment Shares” in the Issuer’s Registration Statement.

(3)

Based on 197,142,856 outstanding shares of Class A Common Stock of the Issuer consisting of (i) 138,000,000 shares of Class A Common Stock outstanding as of January 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q/A filed with the SEC on January 10, 2022, and (ii) 59,142,856 shares of Class A Common Stock acquirable by the Austerlitz Sponsor II upon the conversion of 29,571,428 shares of Class B Common Stock and 29,571,428 shares of Class C Common Stock.

Item 1(a). Name of Issuer:

Austerlitz Acquisition Corporation II

Item 1(b). Address of Issuer’s Principal Executive Offices:

1701 Village Center Circle

Las Vegas, Nevada 89134

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Austerlitz Acquisition Sponsor, LP II
2.	Trasimene Capital AU, LP II
3.	Trasimene Capital AU Corp. II
4.	William P. Foley, II

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

1701 Village Center Circle

Las Vegas, Nevada 89134

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G0633U101

Item 3. Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page, which are incorporated herein by reference.

(b)	Percent of class:

See responses to Item 11 on each cover page, which are incorporated herein by reference.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page, which are incorporated herein by reference.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page, which are incorporated herein by reference.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page, which are incorporated herein by reference.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

AUSTERLITZ ACQUISITION SPONSOR, LP II

By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Authorized Signatory

TRASIMENE CAPITAL AU, LP II

By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact

TRASIMENE CAPITAL AU CORP. II

By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact

WILLIAM P. FOLEY, II

By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement, dated February 11, 2022, by and among Austerlitz Acquisition Sponsor, LP II, Trasimene Capital AU, LP II, Trasimene Capital AU Corp. II and William P. Foley, II.

2	Power of Attorney previously filed as Exhibit 24.1 to a Form 3 with regard to Austerlitz Acquisition Corporation II filed with the Securities and Exchange Commission on February 25, 2021, by Austerlitz Acquisition Sponsor, LP II, Trasimene Capital AU, LP II, Trasimene Capital AU Corp. II and William P. Foley, II.